Via Edgar Correspondence

June 21, 2010

H. Christopher Owings, Assistant Direction
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:          Comment Letter dated April 8, 2010
Form 10-K for the Fiscal Year Ended June 30, 2009,
Filed October 13, 2009
Form 10-Q for the Fiscal Quarter Ended September 30, 2009,
Filed November 17, 2009
Form 10-Q for the Fiscal Quarter December 31, 2009
File No. 333-44315

Dear Mr. Owings:

In regard to your letter of June 10, 2010, this is to confirm that pursuant to the conversation Robert W. Everett had with our attorney, James R. Stern, an additional 10-day extension will be provided to respond to your letter of April 8, 2010.  In accordance therewith, our response will be filed by July 1, 2010.

Thank you for your consideration of this matter.

Very truly yours,

Rotate Black, Inc.

By:  /s/ John Paulsen